Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100

March 17, 2023

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bradley Ecker
Jennifer Angelini

Re:	Moolec Science SA
Registration Statement on Form F-1
Filed on January 27, 2023
File No. 333-269439

Ladies and Gentlemen:

Moolec Science SA (the “Company”) previously submitted the registration statement on Form F-1 to the Securities and Exchange Commission (the “SEC”) on January 27, 2023 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated February 8, 2023. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing amendment No. 1 to the Registration Statement (“Amendment No. 1 to the Registration Statement”).

Form F-1 filed January 27, 2023

Cover Page

1.	For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares or warrants overlying such shares.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on page 96 of Amendment No. 1 to the Registration Statement.

2.	Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 15, 40, 41, 56 and 82 of Amendment No. 1 to the Registration Statement.

3.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 1 to the Registration Statement.

Risk Factors, page 22

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

In response to the Staff’s comment, the Company has revised its disclosure on pages 40 and 41 of Amendment No. 1 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

In response to the Staff’s comment, the Company has revised its disclosure on page 82 of Amendment No. 1 to the Registration Statement.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that BG Farming Technologies Limited, and Union Group Ventures Ltd., beneficial owners of almost 80% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on page 82 of Amendment No. 1 to the Registration Statement.

7.	Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

The Company has not entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the Company at a fixed price for a given period after the closing date of the business combination.

Signatures, page II-5

8.	Please revise to identify the individuals signing in the capacities of your principal executive officer, principal financial officer, and principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form F-1. Additionally tell us where Form F-1 requires that the document be signed by the “Global Controller,” or alternatively revise to remove this signature.

In response to the Staff’s comment, the Company has revised the signature pages of Amendment No. 1 to the Registration Statement.

General

9.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale, including the price for warrants overlying such shares. Highlight any differences in the current trading price, the prices that the Sponsor or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 40, 41 and 96 of Amendment No. 1 to the Registration Statement.

10.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistences. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	Disclosure on page 12 states that, “In order to provide payment for any costs related to the dispute with EarlyBird, the Sponsor agreed to place certain Ordinary Shares owned by the Sponsor into an escrow account as soon as practicable after Closing. Such shares would be transferred to the Company in the event such costs exceed certain thresholds that have been agreed between the Sponsor and the Company.” Update your disclosure to describe the current status of this dispute and escrow account, including the number of shares and the conditions upon which they have been or will be transferred to you. Additionally update disclosure under the subheading “Amendment to Business Combination Marketing Agreement” to clarify which steps have been taken and which are subject to dispute. File related agreements as exhibits to your registration statement; in this regard we note that only the Amendment is filed as Exhibit 10.7.

In response to the Staff’s comment, the Company has revised its disclosure on pages 12, 13 and 72 of Amendment No. 1 to the Registration Statement. In addition, the Company has filed the Agreement on Funds Flow dated December 30, 2022, as Exhibit 10.10.

●	Update disclosure that describes your reporting obligations under the Exchange Act in the future tense, for example on pages 13 (“will report”), 38 (“will be subject”), and 40 (“will not be subject”).

In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 39 and 42 of Amendment No. 1 to the Registration Statement.

●	Disclosure on page 39 states that, “Shareholders and investors should not place any reliance on the fact that Nomura has been previously involved with this transaction . . .” Update this statement and the risk factor caption to clarify which transaction is being referenced, given that the business combination has already occurred.

In response to the Staff’s comment, the Company has revised its disclosure on page 40 of Amendment No. 1 to the Registration Statement.

●	We note disclosure on page 49 that indicates the parties to the Backstop Agreement entered into a Memorandum of Understanding; please file this as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has filed the Memorandum of Understanding dated December 30, 2022 relating to the Backstop Agreement as Exhibit 4.6.

●	Disclosure on page 67 regarding the service agreement with INDEAR states that, “The contract is expected to expire in December 2022 after the completion of the project.” Update this statement to reflect the current status of the project and the contract. Disclosure regarding the service agreement with Future Foods states that, “This agreement is effective until December 2022 with the possibility to renew for an additional six-month period.” Update this statement to reflect the current status of the agreement. Make appropriate conforming changes to the table on page 68.

In response to the Staff’s comment, the Company has revised its disclosure on pages 69 and 70 of Amendment No. 1 to the Registration Statement.

* * * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

/s/ Matthew S. Poulter

Matthew S. Poulter, Esq.

cc: Gastón Paladini, Chief Executive Officer at Moolec Science SA

gaston@moolecscience.com

+54 (934)1676-0803

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